Exhibit 99.2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF SHAREHOLDER NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VARIOUS NOMINEE COMPANIES

5.Number of shares/amount of stock acquired

Not disclosed

6. Percentage of issued class

-

7. Number of shares/amount of stock disposed

Not disclosed

8. Percentage of issued class

-

9. Class of security

Ordinary Shares

10. Date of transaction

Not Disclosed

11. Date company informed

18 September 2003

12. Total holding following this notification

70,821,665 Ordinary Shares (A further 48,224,355 Ordinary Shares are held on a non-material basis)

13. Total percentage holding of issued class following this notification

5.95% (A further 4.04% is held on a non-material basis)

14. Any additional information

-

15. Name of contact and telephone number for queries

ADAM WESTLEY 020 7009 5052

16. Name and signature of authorised company official responsible for making this notification

ADAM WESTLEY, Company Secretariat Manager

Date of notification 18 September 2003